16 April 2008

DR PEPPER SNAPPLE GROUP FILES REVISED FORM 10 REGISTRATION STATEMENT

Cadbury Schweppes announces that Dr Pepper Snapple Group, Inc. (DPSG) has filed a revised and updated version of its Form 10 Registration Statement with the US Securities and Exchange Commission (SEC). In addition to information disclosed in DPSG’s previous filing, this revised version of the Form 10 includes, among other things, information on the appointment of two additional directors, further detail on the financing of DPSG and confirms that Cadbury Schweppes has received the private letter ruling from the US Internal Revenue Service which it had requested in connection with the demerger. The document is available on the SEC’s website, www.sec.gov.

According to the private letter ruling, a holder of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs, who is a US person for US federal income tax purposes, will not incur US federal income tax upon the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and DPSG common stock.

The revised Form 10 is the fifth filing by DPSG, following the fourth filing on 20 March 2008. A final Form 10 Information Statement will be sent to shareowners before the demerger becomes effective, which is expected to occur on 7 May 2008.

ENDS

For further information contact:

Cadbury Schweppes plc	+44 20 7409 1313
http://www.cadburyschweppes.com
Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or DPS or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

NOTES

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 150 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Maynards and the Natural Confectionery Company in candy.

3.	About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group, Inc. (DPSG) is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.